Exhibit (4)(b)
OVERLOAN PROTECTION II RIDER
This rider becomes a part of the policy to which it is attached (“the Policy”). All terms of the Policy that do not conflict with this rider’s terms apply to this rider.
Effective Date — This rider takes effect as of the Policy Date and stays in force unless it terminates as described in the Rider Termination section below. The rider has no effect unless it is exercised, as described below.
Forced Distribution — A Forced Distribution is a withdrawal or distribution that is required in order to maintain the Policy’s qualification as a life insurance contract under federal tax law. This can result from certain Policy changes including, but not limited to, a reduction in Face Amount. Forced Distributions can begin at the time of the reduction or at a later date, and will continue annually as required (see Tax Qualification as Life Insurance).
Guideline Premium Limit — The Guideline Premium Limit is described in your Policy and determines the maximum cumulative premiums that can be paid into your Policy at any time and still maintain the Policy’s qualification as a life insurance contract under federal tax law.
Rider Benefit Summary — Subject to satisfaction of the Exercise Conditions described below, exercise of this rider will guarantee, as long as the rider stays in force, that the Policy will not lapse even if the Policy Debt exceeds the Accumulated Value; that is, the rider will protect the Policy from lapsing due to an overloan condition.
Minimum Five-Year Premium Requirement — At the fifth policy anniversary, the cumulative premium paid, reduced by any loans and withdrawals taken, must be at least equal to the Minimum Five-Year Premium shown in the Policy Specifications, or this rider will enter the Rider Grace Period.
Rider Grace Period — If enough premium has not been paid by the fifth policy anniversary to satisfy the Minimum Five-Year Premium Requirement, we will send you a Rider Grace Period notice stating the amount of additional premium that must be paid to keep the rider in force and the date, not less than 60 days after our mailing of the notice, by which such additional premium must be received by us. If we have not received the additional premium by that date, this rider will terminate and no further benefits will be provided by the rider.
Exercise Conditions — To exercise the rider, each of the following conditions must be satisfied as of the Exercise Effective Date, based on your Policy’s values immediately prior to exercise.
1.	The Death Benefit Qualification Test you elected for the Policy must be the Guideline Premium Test. This election is shown in the Policy Specifications. This election is made at the time of policy issue and may not be changed.

2.	The Death Benefit Option must be Option A.

3.	The Insured’s Age at exercise must be within the range of ages shown in the Overloan Protection Rider section of the Policy Specifications.

4.	There must be sufficient Accumulated Value (net of Policy Debt) to cover the Rider Exercise Charge described below.

5.	The Policy Debt must be greater than the Face Amount, but less than 99.9% of the Accumulated Value after the Rider Exercise Charge has been deducted from the Accumulated Value.

6.	There are no projected Forced Distributions for any policy year.

7.	The Guideline Premium Limit would remain greater than zero at all times prior to Age 100.

8.	The Policy must not be a Modified Endowment Contract and exercising this rider must not cause the Policy to become a Modified Endowment Contract.

9.	There must not be any riders in effect with regularly scheduled charges, other than this rider and any term insurance rider on the primary Insured.

10.	There must not be any automatic increases in term insurance coverage on the Insured under Policy riders scheduled to take effect after exercise of the rider.

Exercise Effective Date — Your request to exercise this rider must be made by a Written Request. Exercise cannot occur until the Earliest Exercise Date shown in the Policy Specifications. If all Exercise Conditions are satisfied on the Monthly Payment Date on or next following the date we receive your Written Request to exercise this rider, then the Exercise Effective Date will be that Monthly Payment Date. If all Exercise Conditions are first satisfied at some later date, then the Exercise Effective Date will be the Monthly Payment Date on or next following such later date.
The following will take place as of the Exercise Effective Date:
1.	If any portion of the policy’s Accumulated Value is not in the Fixed Account, it will be transferred to the Fixed Account. Such transfer is applicable only to a policy type that allows for transfer of policy values among two or more accounts. No transfer charge will be assessed for such transfer, nor will it count against, or be subject to, any transfer limitations otherwise in effect.

2.	A charge for exercising this rider, as described in the Rider Exercise Charge provision below, will be deducted from the Accumulated Value.
Rider Exercise Charge — There is a one-time charge to exercise this rider. The charge will be deducted from the Accumulated Value at the time the rider is exercised. The charge will not exceed the Accumulated Value at the time the rider is exercised multiplied by the Overloan Protection Rate. The Overloan Protection Rate varies based on the Insured’s Age as of the Exercise Effective Date and is shown in the Policy Specifications. There is no charge if the rider is never exercised.
Minimum Death Benefit — After exercise of this rider, and while it continues in force, the Minimum Death Benefit of the Policy will be the death benefit percentage described in the Guideline Premium Test section of the Policy multiplied by the greater of the Accumulated Value or the Policy Debt.
Tax Qualification as Life Insurance — The Policy is intended to qualify as a life insurance contract for federal tax purposes, and the death benefit under this Policy is intended to qualify for federal income tax exclusion. Further, the Policy is intended to qualify as a life insurance contract that is not a Modified Endowment Contract for federal tax purposes. To achieve these purposes, the death benefit at all times shall be at least equal to the minimum necessary to maintain any such tax qualification. No provisions of this rider are intended to reduce any protection provided by any of the Policy’s federal tax qualification provisions. Please see your Policy for related provisions.
Rider Termination — This rider will terminate if any of the following occur:
1.	If the Minimum Five-Year Premium Requirement has not been satisfied by the end of the Rider Grace Period;

2.	If the Policy terminates;

3.	If you make a Written Request to terminate this rider; or

4.	If, after the Exercise Effective Date,
a)	any premium is paid;

b)	any withdrawal is taken;

c)	any loan repayment is made, other than for loan interest due;

d)	any policy benefit is changed or added at your request; or

e)	any transfer from the Fixed Account is done at your request (applicable only to a policy type that allows for transfer of policy values among two or more accounts).
If this rider terminates other than by the death of the Insured, any amount by which the Policy Debt exceeds the Accumulated Value is due and payable at the time of the termination of the rider.
Signed for Pacific Life Insurance Company,

President and Chief Executive Officer	Secretary

POLICY SPECIFICATIONS
(Sections for Other Coverages)

R08OLP            OVERLOAN PROTECTION II RIDER

MINIMUM FIVE-YEAR PREMIUM:	$4,586.58
EARLIEST EXERCISE DATE:	02-01-2048

OVERLOAN
AGE AT	PROTECTION
EXERCISE	RATE
75	0.0380
76	0.0375
77	0.0369
78	0.0362
79	0.0355
80	0.0348
81	0.0340
82	0.0331
83	0.0321
84	0.0310
85	0.0297
86	0.0283
87	0.0267
88	0.0248
89	0.0226
90	0.0200
91	0.0170
92	0.0145
93	0.0126
94	0.0115
95	0.0114
96	0.0114
97	0.0113
98	0.0113
99 -120	0.0112

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